Mail Stop 4720

April 23, 2010

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
KYI – 9002
George Town, Grand Cayman
Cayman Islands

> **Re: United America Indemnity, Ltd.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed March 10, 2009**
> **Response filed April 16, 2010**
> **File No. 000-50511**

Dear Mr. Frakes:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Base Salary, page 150

1. Please expand your draft disclosure to include the performance factors considered by the Compensation Committee in electing to award Mr. McGeehan a merit increase in April 2009, and disclose the amount of that increase.

<u>Long-Term Incentives, page 150</u>

2. Please expand your draft disclosure to include:
   - The target percentage of base salary for Mr. McGeehan under the return on equity bonus plan;
   - Whether or not he achieved, and the extent of achievement of, the 10% return on equity target set for Mr. McGeehan under the Share Incentive Plan;
   - How the Compensation Committee used the achievement level of the 10% return on equity target to determine the amount of restricted stock awarded to Mr. McGeehan under the Share Incentive Plan, and that amount that was awarded under that plan, if applicable;
   - The name of the second plan that all the named executive officers participate in;
   - The percentage of base salary for each of the named executive officers that participates in the accident year look-back plan;
   - How the Compensation Committee, "determined that the targets for…the 2006 accident year look-back were met";
   - How the Compensation Committee used the achievement of the targets of the 2006 accident year look-back to determine the amounts of the restricted stock awards to the named executive officers; and
   - The actual amounts granted to the other named executive officers besides Mr. McGeehan.

<p align="center">*   *   *</p>

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Simone Bono
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Fax: (212) 455-2502